August 11, 2025

Joseph Michael Redmond
Chief Executive Officer
Odyssey Health, Inc.
2300 West Sahara Avenue, Suite 800 - #4012
Las Vegas, NV 89102

       Re: Odyssey Health, Inc.
           Registration Statement on Form S-1
           Filed August 5, 2025
           File No. 333-289233
Dear Joseph Michael Redmond:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Joshua D. Brinen, Esq.